Exhibit 99.1

Medigus Ltd. Announces Closing of $5 Million Public Offering

OMER, Israel, May 22, 2020 – Medigus Ltd. (Nasdaq, TASE: MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced the closing of its previously announced underwritten public offering of 3,333,334 American Depositary Shares (the “ADSs”) or pre-funded ADS purchase warrants, each to purchase one ADS (the “Pre-Funded Warrants”) in lieu thereof. Each ADS was sold to the public at a price per ADS of $1.50 and each Pre-Funded Warrant was sold to the public at a price per Pre-Funded Warrant of $1.499. The gross proceeds to the Company from this offering were approximately $5,000,000 before deducting underwriting discounts, commissions and other offering expenses. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price of $0.001 per ADS.

Medigus Ltd. intends to use the proceeds of the offering for working capital and general corporate purposes.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as the sole book-running manager for the offering.

A shelf registration statement on Form F-3 (File No. 333-238162) relating to the American Depositary Shares to be issued in the proposed offering was filed with the Securities and Exchange Commission (SEC) and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A final prospectus supplement and accompanying prospectus describing the terms of the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Electronic copies of the final prospectus supplement may also be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.

Safe Harbor

This press release contains forward-looking statements regarding the public offering and the intended use of proceeds from the offering. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially, including those risks disclosed in under the caption “Risk Factors” in the final prospectus supplement related to the offering and our Annual Report on Form 20-F filed with the SEC on April 21, 2020 and our other filings with the SEC. Medigus Ltd. cautions readers not to place undue reliance on any forward-looking statements and it does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

About Medigus Ltd.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Source: Medigus Ltd.